Issuer Free Writing Prospectus dated May 11, 2011
Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-174119

Issuer:	Range Resources Corporation

Guarantors:	American Energy Systems, LLC
Energy Assets Operating Company, LLC
Range Energy Services Company, LLC
Range Operating New Mexico, LLC
Range Production Company
Range Resources — Appalachia, LLC
Range Resources — Midcontinent, LLC
Range Resources — Pine Mountain, Inc.
Range Texas Production, LLC

Security Description:	Senior Subordinated Notes

Distribution:	SEC Registered

Face:	$500,000,000

Gross Proceeds:	$500,000,000

Net Proceeds: (after deducting discounts to the underwriters and estimated expenses of the offering)	$490,750,000

Coupon:	5.75%

Maturity:	June 1, 2021

Offering Price:	100%

Yield to Maturity:	5.75%

Spread to Treasury:	+258 basis points

Benchmark:	UST 3.625% due 2/15/21

Ratings:	Ba3/BB

Interest Pay Dates:	June 1 and December 1

Beginning:	December 1, 2011

Clawback:	Up to 35% at 105.75%

Until:	June 1, 2014

Optional redemption:	Makewhole call @ T+50bps prior to June 1, 2016, then:

On or after:	Price:

June 1, 2016	102.875%
June 1, 2017	101.917%
June 1, 2018	100.958%
June 1, 2019 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest

Trade Date:		May 11, 2011

Settlement Date:	(T+10)	May 25, 2011

CUSIP:		75281AAM1

ISIN:		US75281AAM18

Bookrunners:
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC

Co-Managers:
Barclays Capital Inc.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
Banco Bilbao Vizcaya Argentaria, S.A.
BOSC, Inc.
Capital One Southcoast, Inc.
Comerica Securities, Inc.
Mitsubishi UFJ Securities (USA), Inc.
Natixis Securities North America Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Additional Information:
We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $490.8 million.
We intend to use a portion of such net proceeds to fund our pending tender offers and consent solicitations for any and all of our outstanding $150.0 million aggregate principal amount of 6 3/8% Senior Subordinated Notes due 2015 (the “2015 Notes”) and our outstanding $250.0 million aggregate principal amount of 7 1/2% Senior Subordinated Notes due 2016 (the “2016 Notes) (including accrued and unpaid interest estimated to be approximately $2.4 million as of May 25, 2011, the consent fees and related fees and expenses, assuming that all such 2015 Notes and 2016 Notes are tendered and purchased promptly after the consent expiration date). We intend to redeem any 2015 Notes or 2016 Notes not tendered and purchased in the tender offers and to use the remaining net proceeds for general corporate purposes.
At the quarter ended March 31, 2011, on an as further adjusted basis to give effect to this offering and the application of the estimated net proceeds in the manner described above, we had a total capitalization of $3,958 million, total long-term debt of $1,787 million, including $500 million of indebtedness associated with our new senior subordinated notes and cash and cash equivalents of $442.0 million. This information supplements the information contained in the capitalization table under the column heading “As further adjusted” on page S-27 of the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-800-245-8812.